02052084

SEP 4 - 2002

Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

ACINDAR ARGENTINE STEEL INDUSTRY INC.

(Translation of Registrant's name into English)

Estanislao Zeballos 2739
B1643AGY - Beccar
Province of Buenos Aires
Argentina
(Address of principal office)

PROCESSED
SEP 11 2002
P
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_.)

September 4, 2002

FREE TRANSLATION INTO ENGLISH FROM ORIGINAL IN SPANISH

Buenos Aires, August 14, 2002

Comptroller
Bolsa de Comercio de Buenos Aires

Re: Payment of Interest on the 11¼% Notes Due 2004

Dear Sir:

We write to inform you that Acindar Industria Argentina de Aceros S.A. ("Acindar") will be not able to fulfill its obligation to pay the interest due on the 11¼% Notes Due 2004 on August 15, 2002.

To protect the continuity of its operations, on December 19, 2001, Acindar announced that it had discontinued payments of interest on and principal of certain of its financial debt. Since that date, in consultation with its financial advisor, Credit Suisse First Boston, Acindar has been developing a proposal for the restructuring of its financial debt consistent with the company's actual means, given the extremely volatile economic conditions.

Acindar has initiated discussions with its bank creditors and at a meeting on June 13, 2002, a creditors committee of the company was established. Acindar remains in consultation with the creditors committee with a view to developing a restructuring proposal for its financial debt.

Simultaneously, Acindar is seeking to identify the beneficial holders of its 11¼% Notes Due 2004.

Acindar believes that the establishment of the creditors committee, the identification of the holders of its 11¼% Notes Due 2004 and the stabilization of the macroeconomic perspective of the company will permit Acindar to advance more quickly in formulating a proposal for the restructuring of its financial debt.

We remain at your complete disposal and will keep investors and the holders of the 11¼% Notes Due 2004 informed of advances in the restructuring process.

Sincerely yours,

Dr. Carlos M. Gomez Nardo
General Counsel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACINDAR INDUSTRIA ARGENTINA DE ACEROS S.A.
(Registrant)

Date: September 4, 2002

By: ______________________
Jorge N. Videla